SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 1) 1/

                           Whittaker Corporation
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                 96680 40 7
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                         227 W. Monroe, Suite 4800
                          Chicago, Illinois 60606

                               (312) 739-2110
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 12, 1999
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------
1/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) ( )

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         PN


                                                        Page 2 of 10 Pages

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Capital Management, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) (_)
                                                                  (b) ( )

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         PN

                                                         Page 3 of 10 Pages

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Clincher Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         CO

                                                        Page 4 of 10 Pages

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Capital Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         OO

                                                          Page 5 of 10 Pages

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Partners, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) (_)
                                                                  (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Cayman Islands

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         OO

                                                         Page 6 of 10 Pages

 CUSIP NO.: 96680-40-7                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland International, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Cayman Islands

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              796,732
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    796,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         796,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%

14       TYPE OF REPORTING PERSON
         OO

                                                         Page 7 of 10 Pages

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International has acquired 796,732 shares of Common Stock representing approximately 6.97% of the shares of Common Stock outstanding as of December 31, 1998 (as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 1998).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland
International.

         (c) In the past 60 days, Waveland International effected the following open market purchases of Units:

                           Number of
                           Shares of                          Average
                           Common Stock                       Price
Date                       Acquired                           Per Share
----                       --------                           ---------

12/29/98                       5,000                          $16.5000
12/29/98                         500                          $16.7500
12/31/98                         500                          $16.2500
12/31/98                       9,500                          $16.7500
01/14/99                      37,300                          $16.6059
01/20/99                      10,000                          $16,6250
01/22/99                         500                          $16,8125
01/22/99                       9,500                          $16,8750
01/22/99                      10,000                          $16.8750
01/29/99                       1,600                          $17.3750
01/29/99                       8,400                          $17.5000
02/10/99                       3,000                          $17.4375
02/11/99                       5,000                          $17.5000
02/11/99                      15,000                          $17.5000
02/12/99                      60,000                          $17.4948
02/12/99                      25,000                          $17.5000
02/16/99                       7,000                          $17.6250
02/16/99                      22,500                          $17.9097



                                                          Page 8 of 10 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1999

                                      WAVELAND PARTNERS, L.P.
                                      By: Waveland Capital Management, L.P.
                                          Its: General Partner
                                          By: Clincher Capital Corporation
                                              Its: General Partner

                                              By: /s/ David S. Richter
                                                  ----------------------
                                                  David S. Richter, President

                                      WAVELAND CAPITAL MANAGEMENT, L.P.
                                      By: Clincher Capital Corporation
                                          Its: General Partner

                                          By:  /s/ David S. Richter
                                               --------------------------
                                               David S. Richter, President

                                       CLINCHER CAPITAL CORPORATION


                                       By:  /s/ David S. Richter
                                            --------------------------
                                            David S. Richter, President


                                        WAVELAND CAPITAL MANAGEMENT, LLC


                                        By:  /s/ David S. Richter
                                             -------------------------
                                             David S. Richter, Manager


                                        WAVELAND PARTNERS, LTD.


                                        By: /s/ David S. Richter
                                            -----------------------------
                                            David S. Richter, Director



                                        WAVELAND INTERNATIONAL, LTD.


                                        By:  /s/ David S. Richter
                                             ----------------------------
                                             David S. Richter, Director




                                                       Page 9 of 10 Pages